SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2016

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N/A

China Distance Education Holdings Limited

Form  6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated June 1, 2016	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

By:	/s/ Zhengdong Zhu
Name:	Zhengdong Zhu
Title:	Chief Executive Officer

Date: June 2, 2016

Exhibit 99.1

China Distance Education Holdings Limited Subsidiary Zhengbao Yucai

Receives Approval to List on China’s New Third Board

BEIJING, China, June 1, 2016 - China Distance Education Holdings Limited (NYSE: DL) (“CDEL”, or the “Company”), a leading provider of online education in China focusing on professional education, today announced that its majority-owned subsidiary Beijing Zhengbao Yucai Education Technology Co., Ltd. (“Zhengbao Yucai”) has received approval from the National Equities Exchange and Quotations to list on China’s New Third Board, the over-the-counter stock exchange. Shares of Zhengbao Yucai are expected to be listed on the New Third Board in June 2016.

Zhengbao Yucai, established by CDEL in 2009, offers business start-up training courses to university students, job seekers and individuals who are interested in learning how to establish new businesses. The Company anticipates the listing of Zhengbao Yucai on the New Third Board will further enhance the Company”s brand awareness within the China market, and enable the Company to raise capital from the Chinese capital markets to fund future growth.

The New Third Board was established by the State Council in 2012 as a national over-the-counter stock exchange to supplement trading activities on the Shanghai and Shenzhen stock exchanges, including the related Growth Equity Market (GEM) exchanges. The New Third Board allows for the trading of stocks of growth companies that do not otherwise satisfy the listing requirements of the main Shanghai and Shenzhen stock exchanges.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts, but instead are predictions about future events. Future events are inherently uncertain, and our forward-looking statements may turn out to be incorrect. The Company and Zhengbao Yucai may not realize the anticipated benefits of the listing of Zhengbao Yucai’s shares and Zhengbao Yucai’s operation as a listed company may result in a distraction for CDEL management. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed or furnished with the SEC. All information provided in this press release is as of the date of this press release. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading provider of online education in China focusing on professional education. The courses offered by the Company through its websites are designed to help professionals seeking to obtain and maintain professional licenses and to enhance their job skills through professional development courses in China in the areas of accounting, healthcare, engineering & construction, and other industries. The Company also offers other professional education courses for the national judicial examination, online test preparation courses for self-taught learners pursuing higher education diplomas or degrees, test preparation courses for university students intending to take the nationwide graduate school entrance exam, and online language courses. The Company also offers third-party developed online courses through its Online Open Learning Platform, a proprietary education platform that allows people to share their educational content or deliver live courses online. For further information, please visit http://ir.cdeledu.com.

Contacts:

China Distance Education Holdings Limited Investor Relations Department Tel: +86-10-8231-9999 ext 1805 Email: IR@cdeledu.com	The Piacente Group | Investor Relations Brandi Piacente Tel: +1 212-481-2050 Email: dl@tpg-ir.com

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